Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a growth-oriented professional provider of intelligent integrated solutions to public utilities, commercial properties, and multifamily residential properties operating at scale in China. The intelligent integrated solutions that we offer typically include intelligent security systems, fire protection systems, parking systems, toll collection systems, broadcasting systems, identification systems, data room systems, emergency command systems and city management systems.

We have successfully provided intelligent integrated services and solutions to numerous landmark infrastructure projects in private and public sectors in China, such as (i) the design, procurement, installation, integration and maintenance of the security system, access control system and parking system of an international airport in Beijing, (ii) the installation, integration and maintenance of the parking system and visitor management system of a prestigious public university in Beijing, and (iii) the operation and maintenance of the intelligent integrated systems of over 460 branches of a renowned commercial bank in Southwest China. We primarily obtain contracts either through direct invitation for quotation from customers, or through a competitive tendering process of the project employers or their main contractors.

Our business lines include (i) engineering solutions of intelligent projects, (ii) operation and maintenance of intelligent projects, and (iii) sales of equipment and materials of intelligent systems. Our intelligent integrated solutions enable an array of service scenarios to be digitized, visualized and simplified, enabling easier management by and bringing long-term benefits for our customers. We develop and deliver one-stop high-quality services and solutions that cater to the needs of each customer and enhance customer experience with stringent quality assurance policies. We have highly experienced management and technical teams, and we maintain long-term and stable relationships with several technical and installation teams that share our core corporate values.

Key Components of Results of Operations

Revenues

We generated revenue primarily from provision of services for engineering solutions, operation and maintenance of intelligent projects and sales of equipment and materials of intelligent systems.

The following table breaks down our revenue by amounts and as percentages of our net revenues for the periods presented:

	Six Months Ended March 31,
	2025		2026
	RMB	%	RMB	US$	%
Engineering solutions of intelligent projects	97,860,980	95.8%	120,264,552	17,434,699	96.8%
Operation and maintenance of intelligent projects	4,303,976	4.2%	3,682,377	533,833	3.0%
Sales of equipment and materials of intelligent systems	10,290	0.0%	345,882	50,142	0.2%
Total	102,175,246	100.0%	124,292,811	18,018,674	100.0%

Our business lines include (i) engineering solutions of intelligent projects, (ii) operation and maintenance of intelligent projects, and (iii) sales of equipment and materials of intelligent systems.

Cost of revenues

Our cost of sales mainly comprises direct labor costs and cost of materials and tools.

The following table breaks down our cost of revenues by amounts and as percentages of our cost of revenues for the periods presented:

	Six Months Ended March 31,
	2025		2026
	RMB	%	RMB	US$	%
Direct labor costs	46,044,108	53.9%	46,122,096	6,686,300	44.0%
Cost of materials and tools	39,412,638	46.1%	58,717,295	8,512,220	56.0%
Total	85,456,746	100.0%	104,839,391	15,198,520	100.0%

Operating expenses

The following table sets forth our operating expenses and as percentages of our operating expenses for the periods presented:

	Six Months Ended March 31,
	2025		2026
	RMB	%	RMB	US$	%
Selling, general and administrative expenses	3,105,980	100.0%	5,959,721	863,978	100.0%
Total operating expenses	3,105,980	100.0%	5,959,721	863,978	100.0%

Our selling, general and administrative expenses primarily consist of (i) professional services fee, (ii) payroll and related expenses for employees involved in general corporate functions, (iii) costs associated with these functions including rental and other general corporate related expenses incurred, and (iv) provision of bad debt.

Interest expenses

Interest expenses mainly represent interest expenses on short-term borrowings.

Other income

Other income mainly consists of miscellaneous items such as government subsidy.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations for the periods presented, both in absolute amount and as percentages of our net revenues. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	2025		Amount	%
	RMB	%	RMB	US$	%	RMB
Revenues	102,175,246	100.0%	124,292,811	18,018,674	100.0%	22,117,565	21.6%
Cost of revenues	85,456,746	83.6%	104,839,391	15,198,520	84.3%	19,382,645	22.7%
Gross profit	16,718,500	16.4%	19,453,420	2,820,154	15.7%	2,734,920	16.4%
Operating expenses:
Selling, general and administrative expenses	3,105,980	3.0%	5,959,721	863,978	4.8%	2,853,741	91.9%
Total operating expenses	3,105,980	3.0%	5,959,721	863,978	4.8%	2,853,741	91.9%
Income from operations	13,612,520	13.3%	13,493,699	1,956,176	10.9%	(118,821)	(0.9)%
Interest (expense) income, net	(936)	0.0%	(148,839)	(21,577)	(0.1)%	(147,903)	15801.6%
Other income, net	263	0.0%	324,664	47,066	0.3%	324,401	123346.4%
Income before income tax	13,611,847	13.3%	13,669,524	1,981,665	11.0%	57,677	0.4%
Income tax expenses	2,045,183	2.0%	2,010,295	291,432	1.6%	(34,888)	(1.7)%
Net income	11,566,664	11.3%	11,659,229	1,690,233	9.4%	92,565	0.8%

Six Months Ended March 31, 2026 Compared to Six Months Ended March 31, 2025

Revenues

Our revenues increased by 21.6% from RMB102,175 thousand for the six months ended March 31, 2025 to RMB124,293 thousand (US$18,019 thousand) for the six months ended March 31, 2026, primarily attributable to an increase in the number of intelligent projects where we provided engineering solutions.

Our revenues generated from service of engineering solutions of intelligent projects increased by 22.9% from RMB97,861 thousand for the six months ended March 31, 2025 to RMB120,265 thousand (US$17,435 thousand) for the six months ended March 31, 2026. The number of contracts under execution to provide engineering solutions was 226 and 322, respectively during the six months ended March 31, 2025 and 2026. The average contract amount of these contracts was RMB433 thousand and RMB373 thousand (US$54 thousand), respectively during the six months ended March 31, 2025 and 2026.

Revenues generated from service of operation and maintenance of intelligent projects decreased by 14.5% from RMB4,304 thousand for the six months ended March 31, 2025 to RMB3,682 thousand (US$534 thousand) for the six months ended March 31, 2026. The number of contracts under execution to provide operation and maintenance of intelligent projects was 45 and 40 during the six months ended March 31, 2025 and 2026, respectively. The average contract amount of these contracts was RMB96 thousand and RMB92 thousand (US$13 thousand) during the six months ended March 31, 2025 and 2026, respectively.

Revenues generated from the sale of equipment and material of intellectualized systems increased by 3360.0% from RMB10 thousand for the six months ended March 31, 2025 to RMB346 thousand (US$50 thousand) for the six months ended March 31, 2026.

Cost of revenues

Our cost of revenues increased by 22.7% from RMB85,457 thousand for the six months ended March 31, 2025 to RMB104,839 thousand (US$15,199 thousand) for the six months ended March 31, 2026. The increase was in line with the increase in revenues and was primarily attributable to (i) an increase of RMB46,122 thousand (US$6,686 thousand) in labor cost due to increased sales, and (ii) an increase of RMB58,717 thousand (US$8,512 thousand) in materials and components cost associated with the increased sales.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 16.4% from RMB16,719 thousand for the six months ended March 31, 2025 to RMB19,453 thousand (US$2,820 thousand) for the six months ended March 31, 2026. Our gross margin slightly decreased from 16.4% for the six months ended March 31, 2025 to 15.7% for the six months ended March 31, 2026 primarily due to change in revenue mix.

Selling, general and administrative expenses

The following table sets forth a breakdown of our selling, general and administrative expenses during the periods indicated, both in the absolute amount and as a percentage of total selling, general and administrative expenses for the periods indicated.

	Six Months Ended March 31,					Variances
	2025		2026			Amount	%
	RMB	%	RMB	US$	%	RMB
Administrative cost	112,448	3.6%	324,566	47,052	5.4%	212,118	188.6
Employee compensation	2,259,534	72.7%	2,097,290	304,043	35.2%	(162,244)	(7.2)
Service fee	111,862	3.6%	2,172,547	314,953	36.5%	2,060,685	1842.2
Provision of credit losses	406,275	13.1%	1,253,643	181,740	21.0%	847,367	208.6
Rent	163,524	5.3%	54,596	7,915	0.9%	(108,927)	(66.6)
Depreciation and amortization	7,117	0.2%	10,830	1,570	0.2%	3,713	52.2
Others	45,220	1.5%	46,249	6,705	0.8%	1,029	2.3
Total selling, general and administrative expenses	3,105,980	100.0%	5,959,721	863,978	100.0%	2,853,741	91.9

Our selling, general and administrative expenses increased by 91.9% from RMB3,106 thousand for the six months ended March 31, 2025 to RMB5,960 thousand (US$864 thousand) for the six months ended March 31, 2026, which was primarily due to an increase in service fee for RMB2,061 thousand (US$299 thousand).

Operating income

As a result of the foregoing, our operating income before income taxes increased by 0.4% from RMB13,613 thousand for the six months ended March 31, 2025 to RMB13,494 thousand (US$1,956 thousand) for the six months ended March 31, 2026.

Income tax expense

Our income tax expense decreased by 1.7% from RMB2,045 thousand for the six months ended March 31, 2025 to RMB2,010 thousand (US$291 thousand) for the six months ended March 31, 2026.

Net income

As a result of the foregoing, our net income increased by 0.8% from RMB11,567 thousand for the six months ended March 31, 2025 to RMB11,659 thousand (US$1,690 thousand) for the six months ended March 31, 2026.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, proceeds from initial public offering and shareholder contribution. As of September 30, 2025 and March 31, 2026, our cash and cash equivalents and restricted cash were RMB62,248 thousand and RMB43,217 thousand (US$6,265 thousand), respectively. Our cash and cash equivalents and restricted cash primarily consist of cash and time deposits with terms of three months or less.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue debt or equity securities or obtain credit facilities or other sources of funding.

The following table set forth a summary of its cash flows for the periods indicated:

	Six Months Ended March 31,			Variances
	2025	2026	2026	Amount	%
	RMB	RMB	US$	RMB
Net cash used in operating activities	(8,236,979)	(17,834,473)	(2,585,455)	(9,597,494)	116.5
Net cash used in investing activities	-	(89,109)	(12,918)	(89,109)	-
Net cash provided by financing activities	8,830,861	-	-	(8,830,861)	(100.0)

Operating activities

Net cash used in operating activities was RMB17,834 thousand (US$2,585 thousand) for the six months ended March 31, 2026, as compared to RMB8,237 thousand net cash used in operating activities for the six months ended March 31, 2025.

Net cash used in operating activities for the six months ended March 31, 2026 was resulted from net income of RMB11,659 thousand (US$1,690 thousand), adjusted for non-cash operating activities of: (i) depreciation of RMB11 thousand (US$2 thousand), (ii) amortization of the right-of-use asset of RMB51 thousand (US$7 thousand), (iii) provision of allowance for doubtful accounts for account receivables of RMB6,420 thousand (US$931 thousand), and (iv) provision of allowance for unbilled receivables of RMB1,189 thousand (US$172 thousand). The amount was further adjusted by changes in operating assets and liabilities of RMB37,165 thousand (US$5,388 thousand) from March 31, 2025 to March 31, 2026 that collectively had a negative effect on cash flow, including primarily (i) an increase in unbilled receivable of RMB63,017 thousand (US$9,136 thousand) caused by an increase in revenue, (ii) an increase in other receivable of RMB23,532 thousand (US$3,411 thousand), and (iii) decrease in account payable of RMB7,985 thousand (US$1,158 thousand) and partially offset by (i) an increase in accrued expenses and other current liabilities of RMB46,684 thousand (US$6,768 thousand), (ii) an increase in other current liabilities of RMB5,284 thousand (US$766 thousand), (iii) decrease in accounts receivable of RMB3,451 thousand (US$500 thousand), and (iv) decrease in contract assets of RMB960 thousand (US$140 thousand).

Net cash used in operating activities of RMB8,237 thousand for the six months ended March 31, 2025 was resulted from net income of RMB11,567 thousand, adjusted for non-cash operating activities of: (i) depreciation of RMB7 thousand, (ii) amortization of the right-of-use asset of RMB95 thousand, (iii) reversal of allowance for doubtful accounts for account receivables of RMB94 thousand, and (iv) provision of allowance for unbilled receivables of RMB312 thousand. The amount was further adjusted by changes in operating assets and liabilities that collectively had a negative effect on cash flow, including: (i) an increase in unbilled receivable of RMB18,755 thousand and increase in contract assets of RMB2,111 thousand, because of the increase of revenue and projects in service during the six months ended March 31, 2025, (ii) increase in account receivables for RMB4,474 thousand, (iii) decrease in amount due to related parties for RMB13,836 thousand, as well as (iv) decrease in accounts payable of RMB4,721 thousand, and partially offset by (i) an increase in accrued expenses and other current liabilities of RMB16,811 thousand, (ii) an increase in contract liabilities of RMB2,081 thousand also associated with increased revenue and undergoing projects, and (iii) decrease in amount due from related parties of RMB699 thousand, because amount from Beijing Jianlei International Decoration Engineering Co., Ltd., a company controlled by Mr. Hu Jiaqi, decreased due to provision of services,

Investing activities

Net cash used in investing activities was RMB89 thousand (US$13 thousand) for the six months ended March 31, 2026, as compared to nil for the six months ended March 31, 2025. The cash outflow was used to upgrade software application.

Financing activities

Net cash provided by financing activities was nil for the six months ended March 31, 2026, as compared to RMB8,831 thousand net cash provided by financing activities for the six months ended March 31, 2025. The net cash provided by financing activities for the six months ended March 31, 2025 was proceeded from short-term borrowing of RMB10,000 thousand and payment for deferred offering costs with amount of RMB1,169 thousand.

Commitments and contingencies

(a) Commitments

As of September 30, 2025 and March 31, 2026, we did not have commitments contracted but not yet reflected in the consolidated financial statements.

(b) Contingencies

We are subject to periodic legal or administrative proceeding in the ordinary course of business. We do not have any pending legal or administrative proceeding to which we are a party that will have a material effect on its business or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Material Cash Requirements

Our material cash requirement as of September 30, 2025 and March 31, 2026, and any subsequent period primarily include our capital expenditures and contractual obligations.

Contractual Obligations

There were no contractual obligations as of September 30, 2025 and March 31, 2026.